For period ending   September 30, 2008		Exhibit 77D

File number 811-7528

Investment policy change
The Funds Board of Directors (the Board) has approved the adoption of the investment policies discussed below. These guidelines address the treatment of Inverse Floaters, a type of security, in the context of rating agency guidelines. The purchase of Inverse Floaters is an integral aspect of the Funds diversification of sources of leverage via the implementation of a tender option bond (TOB) program, which is discussed further below.

Inverse floaters The Fund may invest in municipal obligations where the rate of interest varies inversely with interest rates paid on other municipal obligations or an index. These investments may include Inverse Floaters acquired as part of the Funds leveraging of its portfolio through participation in a TOB program. Inverse Floaters typically are issued as one of two types of securities issued by a special purpose trust (or similar entity) (a Trust) and represent interests in an underlying bond (or bonds) held by the Trust (a Fixed-Rate Bond). The other type of security typically issued by such a Trust would be a short-term obligation that pays interest at a floating rate that is reset periodically by a remarketing agent or through another method (a Floating-Rate Note). The Inverse Floater is the residual component that pays interest at a rate equal to the difference between the rate paid on the Fixed-Rate Bond and the rate paid on the short-term obligation, minus the expenses of the Trust. For example, if a Fixed-Rate
Bond placed into a Trust generated a yield of 4%, the Trust might pay out
1.5% on the Floating-Rate Note it issues (depending on market conditions). Another portion of the yield on the Fixed-Rate Bond would go to pay the costs of the Trust, and the remainder would be paid out to the Inverse Floater holder. If short-term interest rates decrease, the value of the Inverse
Floater can be expected to increase as more would be left over to pay to the Inverse Floater holder. If short-term interest rates increase, the amount left over to pay the Inverse Floater holder would be expected to decrease as the rate of interest paid on the residual component can be expected to vary in the opposite direction, or inversely, to the amount paid out to the holder of the Floating-Rate Note. When the Fund purchases an Inverse Floater as part of setting up a TOB structure to achieve leverage, the Fund would consider collapsing the structure and selling the Inverse Floater if the relationship of the short-term interest rates to the yields on the Fixed-Rate Bond resulted in the Fund receiving less of an economic benefit from the arrangement than believed appropriate.

The market value of an Inverse Floater will be more volatile than that of a Fixed-Rate Bond and, like most non-floating debt obligations, can be expected to vary inversely with changes in market interest rates, but to a different degree. Because the interest rate paid to holders of residual components is generally determined by subtracting the interest paid to the holders of the Floating-Rate Note from a fixed amount (namely the yield on the Fixed-Rate
Bond), the interest rate paid on Inverse Floaters will decrease as the floating rate paid on the Floating-Rate Note increases. Moreover, the extent of the increases and decreases in market value of Inverse Floaters may be larger than comparable changes in the market value of an equal principal amount of a Fixed-Rate Bond having similar credit quality, redemption provisions and maturity.

The rating agencies that rate the Funds auction preferred shares (APS) may discount the value of Inverse Floaters held by the Fund for purposes of determining the Funds compliance with certain asset coverage tests necessary to maintain the APS ratings (currently, AAA by Standard & Poors, a division of the McGraw Hill Companies Inc. (S&P), and Aaa by Moodys Investors Services Inc.). For example, S&P requires that an Inverse Floater be discounted by a designated discount factor (as described in more detail below), multiplied by the amount of the leverage between the floater and the Inverse Floater in the TOB program. The Fund is currently authorized to acquire Inverse Floaters with a three-to-one leverage ratio. Consequently, S&P requires that an Inverse Floater with a three-to-one leverage ratio multiply the applicable discount factor by three when discounting the value of the Inverse Floater.

For period ending   September 30, 2008		Exhibit 77D

File number 811-7528


If the Fund is unable to maintain the necessary amount of asset coverage to maintain the APS ratings, the Fund may be required to dispose of Inverse Floaters or limit the Funds use of the leverage generated by a TOB program. Such an event may require the Fund to sell portfolio securities at times and at prices that may not be favorable to the Fund.

S&P AAA rating guidelines The additional investment policy guidelines are as follows.

Inverse Floaters will be considered S&P Eligible Assets, as this term is defined in the Funds Articles Supplementary. The Inverse Floaters are discounted by the relevant S&P Discount Factor multiplied by the amount of the leverage between the Floating-Rate Note and the Inverse Floater.
The Fund is currently authorized to acquire Inverse Floaters with a three-to-one leverage ratio. Consequently, the S&P Discount Factors on Inverse Floaters with three-to-one leverage are set forth below:


S&P discount factors rating category
S&P discount
exposure period 		AAA		 AA		 A		BBB
40 Business Days 		570% 		585% 		630% 		750%
22 Business Days 		510 		525 		570 		690
10 Business Days 		465		480 		525 		645
7 Business Days 		450 		465 		510 		630
3 Business Days 		390 		405 		450 		570

For example, a $1 million AAA rated Inverse Floater with a three-to-one leverage ratio and an exposure period of 3 business days would have an S&P Discount Factor of 390%. In order to calculate the discounted value of a $1 million Inverse Floater under S&P guidelines, the Fund would divide the value of the Inverse Floater by 390%, which would be approximately $256,410. This amount represents the portion of the Floating-Rate Notes value that would be eligible to meet S&Ps asset coverage requirements.